Exhibit 99.1

All amounts in Canadian dollars.

BROOKFIELD RENEWABLE ANNOUNCES QUARTERLY DIVIDEND RATE ON ITS SERIES 2 PREFERENCE SHARES

HAMILTON, Bermuda, October 2, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.’s floating-rate Class A Preference Shares, Series 2 (“Series 2 Shares”).

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the November 1, 2015 to January 31, 2016 dividend period will be 0.76448% (3.033% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.19112 per share, payable on February 1, 2016.

The Series 2 Shares are listed on the TSX under the trading symbol “BRF.PR.B”.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Diversified across 75 river systems and 14 power markets in North America, Latin America and Europe, its portfolio is primarily hydroelectric and totals more than 7,000 megawatts of installed capacity. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:
Zev Korman
Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com